Contact

www.linkedin.com/in/johnepinto1 (LinkedIn)

Top Skills

E-Commerce
Strategic Partnerships
Nutrition

John Pinto

Founder, Chief Nasologist at BoomBoom
Los Angeles Metropolitan Area

Summary

At age 26, I started experiencing a range of autoimmune related symptoms... numbness/tingling in my fingers, skin irritations and severe brain fog. My work hard, play hard lifestyle finally caught up with me. I took the initiative to figure out what was going on inside my body, which led me to a book called "The Autoimmune Fix."

This book was the spark that had me go all-in on natural health. It helped me get rid of all of the symptoms I had been experiencing within 8 weeks.

I became obsessed with understanding the root cause of common health issues. And ultimately, it became clear that what we consume + stress are the main drivers of most dis-ease.

Which brings me to the origination and concept behind BoomBoom Naturals. For hundreds of years, people in Southeast Asia have known about the secret of nasal inhalation products sold in apothecaries and natural pharmacies.

Not only have they been used as powerful decongestants, but also to enhance mental acuity, energy and focus. The ingredient list is simple, clean & natural... but the impact it can have on a person’s overall health can be profound.

With over 500,000 online customers and nationwide distribution through CVS and Rite Aid, we're committed to making our nasal sticks the next 'everyday carry' essential. We’re on a mission to educate others on the importance of nasal breathing and to change the way people think about breathing, refreshment and rejuvenation

Experience

BoomBoom

CEO

May 2015 - Present (8 years 11 months)
Greater Los Angeles Area

For people who want more out of every moment, we create all-natural, plant-powered solutions to help you stay focused, feel refreshed, and be a better you.

www.BoomBoomNaturals.com

SnackNation

Director of SnackNation
October 2013 - March 2015 (1 year 6 months)
Greater Los Angeles Area

SnackNation is the turnkey healthy snack delivery solution designed for offices and homes. Finally! An easy, hassle-free way to get top selling delicious healthy snacks delivered right to your office or home.

For the office, SnackNation is a one-of-a-kind monthly healthy snack delivery service that helps your employees be happier, healthier and highly productive.

Check it out: www.SnackNation.com

H.U.M.A.N. Healthy Vending

4 years 1 month

Director of Location Discovery & Acquisition
September 2012 - October 2013 (1 year 2 months)
Culver City, CA

Campaign Advisor Manager
October 2009 - August 2012 (2 years 11 months)

Helping Unite Man and Nutrition (H.U.M.A.N.) by creating a global grid of interactive healthy vending machines.

H.U.M.A.N. Healthy Vending distributes and runs 100% healthy snack vending machines in offices, schools, and gyms (plus many more locations) nationwide.

Education

Emory University - Goizueta Business School

Bachelors of Business Administration, Finance, Organizational Management · (2005 - 2009)